Mail Stop 4561

February 1, 2010

Edward L. Donnelly, Jr.
Chief Executive Officer
DynaVox Inc.
2100 Wharton Street, Suite 400
Pittsburgh, PA 15203

Re: **DynaVox Inc.**
         Registration Statement on Form S-1
         Filed on January 5, 2010
         File No. 333-164217

Dear Mr. Donnelly:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

3.   You have omitted some of the exhibits. We will review those exhibits as you submit them, but you should provide us with a reasonable amount of time for review.

4.   Please confirm that, if your registration statement is to be declared effective on or after February 28, 2010, you will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 34-61175. Refer to Question 3 of our Compliance and Disclosure Interpretations relating to Proxy Disclosure Enhancements Transition.

Outside Front Cover Page of the Prospectus

5.   Please expand the initial paragraph to disclose that, immediately following the offering, the holders of the Class A common stock will collectively own 100% of the economic interest in DynaVox Inc., as well as a specific percentage of the voting power of the common stock of DynaVox Inc. Also state that the holders of the Class B common stock will exercise the remaining percentage of the voting power of the common stock of DynaVox Inc.

Summary, page 1

6.   In your prospectus summary, Business section, and elsewhere in your prospectus, you make several claims regarding your target market and your position in that market, including, without limitation, the following:

- that your symbol sets are "more widely used than any other in the world" (page 1);
- that underserved populations are large and growing (page 1);
- that funding for products such as yours is forecasted to continue to grow (page 2); and
- that, today, the majority of people with newly diagnosed speech conditions rely on their own rudimentary means of communication (page 68).

Please provide supplemental support for all such assertions.

The Offering, page 8

7.   Revise to also include the number of shares of Class B common stock that will be outstanding and the percentage of voting rights that will be held by both Class A and Class B common stockholders following the Offering Transaction.

Summary Historical Consolidated Financial and Other Data, page 10

8.   Revise to also include pro forma financial information at and for the most recently completed fiscal year and interim period that give affect to the contemplated Recapitalization and Offering Transaction and the estimated use of proceeds from this offering.

Risk Factors, page 13

9.   Many of your risk factors do not concisely present the risks described, as required by Item 503(c) of Regulation S-K. Please revise to present these risks concisely. Where necessary, you may add cross-references to other parts of the prospectus where more detailed discussions of these factors appear.

We depend upon certain third-party suppliers and licensing arrangements…., page 16

10.   Given the nature of this risk factor, please provide your analysis as to whether you are "substantially dependent" on any third-party supplier contracts or license arrangements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Our only material asset after completion of this offering will be our interest in DynaVox Systems Holdings LLC…., page 19

11.   Please briefly describe any existing applicable law or regulation or term of your financing arrangements which restricts the ability of DynaVox Systems Holdings LLC to make distributions to you.

Our internal controls over financial reporting currently do not meet all the standards contemplated by Section 404 of the Sarbanes-Oxley Act …., page 23

12.   We note your discussion on page 23 regarding the two significant deficiencies in your internal controls that were identified during the audit of your fiscal 2009 financial statements. While we note that you have not yet remediated these deficiencies, please describe the steps you are currently taking to correct these problems; disclose how long you estimate it will take to remediate these deficiencies and disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur). Further, tell us if these

deficiencies had any impact on your financial statements. In this regard, provide us with any post-closing adjustments that were made, including the dollar amounts, to your books and records and the financial statements as a result of these significant deficiencies.

Organizational Structure

Offering Transactions, page 30

13.   Please explain the reasons for structuring this transaction such that the existing owners retain their economic interest in the operating company and receive only a voting interest in the parent company. Tell us the advantages and/or disadvantages of this structure to (a) the existing owners, (b) the potential investors, (c) the parent company and (d) the operating company.

14.   It appears that for every share of Class A common stock sold in this offering, DynaVox Inc. intends to purchase the same number of newly-issued or existing New Holdings Units from DynaVox Systems Holdings LLC or its existing owners. Please confirm and tell us whether you have any current agreements with existing owners, including members of your senior management, to buy their New Holdings Units with proceeds from this offering. If there are no existing owners that currently intend to sell their New Holdings Units, then tell us whether you intend to purchase newly-issued New Holdings Units such that the number of outstanding New Holdings Units and Class A common stock remain the same. Please revise your disclosures to clarify these points. Also, tell us the price you intend to pay for the newly-issued New Holdings Units and how this price was determined. Further, tell us if this is the same price you intend to pay to purchase New Holding Units from the existing owners. If the prices differ, then please disclose and explain why.

15.   Please advise us as to how you arrived at the 85/15 split reflected in the Tax Receivable Agreement.

16.   We note that you may purchase New Holdings Units from your existing owners, or exchange them for Class A common stock. Please describe the effect of these transactions on the Class B common stock held by these persons.

17.   Please describe any restrictions or limitations on the exchange of New Holdings Units for Class A common stock. By way of example only, disclose whether an existing owner must exchange all of the New Holdings Units held by that person if that person opts to exchange any of them.

Dividend Policy, page 34

18.   Please state the frequency and amount of any cash distributions declared on units
        of DynaVox Systems Holdings LLC for the two most recent fiscal years and any
        subsequent interim period for which financial statements are required to be
        presented. See Item 201(c) of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information, page 38

19.   Please tell us how your presentation of non-controlling interests within the pro
        forma consolidated balance sheet and pro forma consolidated statements of
        operations is consistent with the presentation as described in ASC 810-10-45-15
        and 810-10-45-19, respectively. Specifically, such guidance requires non-
        controlling interest in a subsidiary to be included within equity of the consolidated
        group but separate from the parent's equity and also requires disclosures
        regarding net income attributable to non-controlling interests and net income
        attributable to the parent (see also example in ASC 810-10-55-4J). Please explain
        or revise accordingly.

20.   We note your pro forma disclosures regarding net income (loss) per share
        available to Class A common stock. Tell us how you considered the guidance in
        ASC 260-10-55-20 in your diluted earnings per share calculations. In this regard,
        tell us whether the New Holdings Units of DynaVox Systems Holdings LLC,
        which are exchangeable into shares of the company's Class A common stock, will
        be included in pro forma earnings per share calculations.

21.   Tell us whether you intend to reflect the prepayment of the $31.0 million Senior
        Subordinated Note in the unaudited pro forma consolidated balance sheet
        adjustments, as your current pro forma footnotes do not include disclosures to that
        effect.

22.   In addition, we note from your disclosures on page F-22 that the senior
        subordinated note carries a premium for prepayment of 5% after the first and up
        to the second anniversary date (June 23, 2010) of the Notes. Please revise to
        include footnote disclosures to the unaudited pro forma consolidated statements of
        income that include a discussion of the amount of prepayment penalty that will be
        paid as part of the Recapitalization and Offering Transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

23.   We note in your discussion of the results of operations that there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. For example, we note that during fiscal 2009, U.S. sales increased approximately $12.4 million as a result of the introduction of new products, growth from signature product lines and an expansion of the U.S. based sales force. Tell us how you considered providing quantification and qualification of the contribution these factors had on the increase in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business. Refer to SEC Release No. 33-8350 and Section III.D of SEC Release No. 33-6835 for guidance.

24.   We note you record revenues net of allowances for negotiated contractual reimbursement rates. To the extent that such provisions are material, tell us how you considered including a discussion in MD&A with regards to these adjustments and the effects they have had on your revenues and results of operations for each period presented. We refer you to SEC Release No. 33-8350.

Senior Secured Credit Facility, page 59

25.   We note that you anticipate amending your credit facility "in certain respects" prior to this offering. Please disclose the modifications you intend to seek.

Critical Accounting Policies

Goodwill and Intangible Assets, page 64

26.   To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, then please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Equity Based Compensation, page 65

27.   We note that the company provides management and directors with the opportunity to purchase restricted units, which you fair value using the Black-Scholes option-pricing model. Please provide a schedule of each unit grant made during fiscal 2009 and for the interim period in fiscal 2010 (up through the date of your response). Also, tell us how you determined the fair value of the underlying common units used in your Black-Scholes calculations for each member class. In this regard, tell us and disclose whether you performed a contemporaneous or retrospective valuation and include a discussion of the significant factors considered, assumptions made, and methodologies used in determining the fair value of such units. Further, discuss the significant factors contributing to the difference, if any, in the fair value of the common units at each valuation date. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common units up to the filing of the registration statement.

28.   We note that the board of directors intends to adopt the 2010 DynaVox Inc. Stock Incentive Plan before the effective date of this offering. Tell us whether you intend to grant any options under this plan prior to this offering. If so, please tell us the amount and terms of the intended grants.

Business, page 67

29.   Please describe the general development of the business of DynaVox Systems Holdings LLC during the past 5 years. See Item 101(a) of Regulation S-K.

Management

Directors and Executive Officers, page 82

30.   For several of your directors and executive officers, you do not appear to provide complete biographies during the past five years. Please advise, or revise the biographies.

Director Compensation, page 86

31.   Please disclose by footnote the grant date fair value of each stock award, or tell us why you believe that this is not required. Refer to Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Summary Compensation Table, page 94

32.   You have included a column entitled "Bonus" in this table, but you do not appear to have discussed these awards in your Compensation Discussion and Analysis. Please advise.

Certain Relationships and Related Person Transactions, page 110

33.   Please tell us why you have not provided disclosure in this section regarding the $34 million debt repurchase described in Note 12 to your financial statements.

Securityholders Agreement, page 110

34.   Please enhance your description of the material terms of this agreement, as proposed to be amended.

Statement of Policy Regarding Transactions with Related Persons, page 115

35.   Please disclose the standards to be applied in the evaluation of agreements with related persons. Refer to Item 404(b)(1)(2) of Regulation S-K.

Principal Stockholders, page 116

36.   Please complete the table appearing in this section, or tell us why you are unable to do so at this time.

37.   Please identify the natural persons who exercise sole or shared voting and dispositive power over the shares held of record by the Vestar entities.

Shares Eligible for Future Sale, page 130

38.   Please set forth the approximate number of unitholders of DynaVox Systems Holdings LLC. See Item 201(d) of Regulation S-K.

Underwriting, page 132

39.   In the second paragraph of this section, you state that, after the offering, certain
        figures may be changed by the underwriters. If you are referring specifically to
        dealer concessions, please revise your disclosure to state this explicitly.

DynaVox Systems Holdings LLC Consolidated Financial Statements at and for the Years
Ended July 28, 2008 and July 3, 2009

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

40.   Tell us how you recognize revenue on sales to distributors. Tell us if you offer
        these distributors any rights-of-return or other incentives (i.e., discounts, price
        concessions, etc), and if so, tell us how you account for them. For each of the
        distributor incentives, tell us how you determined that your fee is fixed and
        determinable upon the product's shipment to the distributor.   Tell us how you
        considered ASC 605-15-25-1 and ASC 605-50-45-1 through 45-11 in accounting
        for return rights and other considerations. In addition, describe your ability to
        reasonably estimate the effects of the various programs offered to resellers. See
        SAB Topic 13A(4)(b) and ASC 605-15-25-3.

Note 3. Goodwill and Intangible Assets, page F-20

41.   Please tell us how you considered all of the factors in ASC 350-30-35-3 through 4
        in determining that your acquired symbols and trademark intangible assets have
        an indefinite life. In this regard please also describe any legal, regulatory,
        contractual, competitive, economic, or other factors associated with these
        intangible assets and how you considered whether any of these factors limit the
        useful life of these assets.

Exhibits

42.   Please tell us why you do not appear to have filed the following agreements as
        exhibits to your registration statement:

        • the Management Incentive Bonus Plan described on page 89;
        • the Management Agreement described on page 113;
        • agreements you entered into with Robert P. Culhane, your former CFO; and
        • your credit agreement and documents relating to your senior subordinated
          note financing.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Megan B. Akst at (202) 551-3407 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile: (212) 455-2502
        Joshua Ford Bonnie, Esq.
        Simpson Thacher & Bartlett LLP